February 17, 2010

David J. Paterson, President
Abitibibowater Inc.
1155 Metcalfe Street, Suite 800
Montreal, Quebec, Canada H3B 5H2

   RE: **Abitibibowater Inc.**
       Form 10-K FYE 12/31/08
       Filed April 30, 2009;
       Form 8-K
       Filed December 18, 2009
       File No. 1-33776

Dear Mr. Paterson:

     We have reviewed your response in the Form 8-K filed December 18, 2009 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits to Form 10-K

1. Please file <u>all of the exhibits and schedules listed</u> in Exhibits 10.29, 10.30, 10.49 and 10.79 in their entirety as required by Item 601(b)(10) of Regulation S-K as requested in our October 13, 2009 letter.

David J. Paterson
Abitibibowater Inc.
February 17, 2010
Page 2

Closing Comments

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response.

      Please call Janice McGuirk at (202) 551-3395 or Pam Howell, reviewer, at (202) 551- 3357 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax (514) 875-3111